# Annual Report

## Cover Page

Name of issuer:

SLABSWORK LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 3/21/2021

Physical address of issuer:

623 Doubleday Ave
ONTARIO CA 91761

Website of issuer:

https://slabmags.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $318,908.46 | $122,875.00 |
| Cash & Cash Equivalents: | $253,291.23 | $84,431.00 |
| Accounts Receivable: | $60,780.73 | $2,729.00 |
| Current Liabilities: | $22,201.52 | $4,292.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $1,103,599.80 | $476,839.00 |
| Cost of Goods Sold: | $821,514.00 | $319,138.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($8,352.40) | $15,596.67 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

SLABSWORK LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

 Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Albert Young | Co-Founder | Slabmags | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Tim Juang | CEO | 2021 |
| Albert Young | President | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Tim Juang | Shares | 37.08 |
| Albert Young | Shares | 28.44 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Technology Risks

As our brand continues to grow and establish itself as a leading player in the industry, we recognize the importance of not being perceived solely as a physical product company. To diversify our offerings and further leverage our brand recognition, we plan to explore integrating technology solutions into our business. The introduction of new technology naturally presents a risk, as customer reception is uncertain. Technology initiatives are often high-risk, high-reward — success depends on the ability to attract users and create strong customer stickiness. In our case, the technology we plan to develop will be adjacent and complementary to our core business: tools designed to help our B2B partners sell our physical goods more efficiently. The primary risk lies in the development and adoption of these tools. There is no guarantee that the tools will be immediately successful or that they will be adopted as intended. However, to mitigate this risk, we are focusing on building tools that directly support and accelerate our existing sales processes, rather than creating entirely new or unrelated technology ventures.We believe that once these tools are tested and refined, they will enhance our operational efficiency, increase sales velocity, and provide a competitive advantage as we scale.

Competitive Pressures, Customer Focus, and Market Differentiation

While the collectible cards market continues to grow rapidly, and we have successfully increased our market share over the past year, our future success remains dependent on our ability to distinguish ourselves from both existing and emerging competitors, expand our customer base, and adapt to evolving consumer trends. With greater visibility and growth comes intensified competition within our product category, where we previously enjoyed a relatively uncontested space. To maintain our leadership position, we recognize the importance of continuing to put customers first — by delivering products that meet their needs, exceed their expectations, and clearly differentiate us from new entrants. We believe that our commitment to innovation, thoughtful product development, a premium brand experience, and ongoing investments in research, development, and supply chain improvements will allow us to stay ahead of the market. However, failure to continue prioritizing our customers, adapt to market shifts, or outpace competitive offerings could negatively impact our brand strength, growth trajectory, and long-term profitability.

Lack of Intellectual Property Protection

While we recognize that the market will always present risks related to copycats and intellectual property (IP) infringement, we have developed and implemented a comprehensive strategy to protect our innovations. Although we may not possess absolute IP protection for all of our products, technologies, or brand elements, we have taken proactive measures to strengthen our position — including timely filings, strategic releases, and brand enforcement efforts. Based on our past experience, we have learned that copycat products can sometimes accelerate overall market education, which can benefit original innovators like us. Our strategy focuses on isolating, slowing down, and minimizing the impact of imitators in order to maximize the commercial life cycle of our products. By executing controlled product launches, securing key IP rights, and building strong brand loyalty, we aim to maintain our competitive edge even as imitators eventually enter the marketplace. Despite these efforts, the risk remains that competitors could infringe on our IP, which could dilute our market share and impact our growth. However, with a well-laid-out plan in place, we believe we are positioned to protect, defend, and capitalize on our innovations effectively.

Variability in Cost of Goods Sold (COGS) and Tariffs

Fluctuations in COGS due to tariffs, inflation, and supply chain pressures remain a risk for our business — as they are for the entire industry. However, we are better positioned than many competitors to weather these challenges. With strong inventory levels and clear cost visibility through the end of the year, we expect minimal disruption in the near term. Many less-prepared players may struggle to absorb these cost increases or continue competing in this category, which could ultimately filter out weaker competition and strengthen our position in the market.

Operational Risks and AI Adoption for Scalable Growth

As we continue to grow, operational challenges remain — including scaling production, maintaining high-quality standards, and meeting demand in a timely manner. A key operational focus this year is integrating modern AI tools to streamline workflows, improve decision-making, and scale efficiently without relying solely on increased headcount. While the implementation of these tools requires time, training, and adaptation — which poses short-term execution risks — we believe early adoption will position us for long-term operational leverage. This approach also reduces the risk of poor hiring decisions and helps us build a leaner, smarter organization. Although there is uncertainty in how quickly these tools will produce results, our willingness to embrace them early gives us a potential competitive advantage in an increasingly automated business landscape.

Supply Chain and Manufacturing Risk

We rely on third-party vendors in Asia — specifically China — to prototype and manufacture our products. While we currently have sufficient inventory and stable production relationships to support our needs through the remainder of the year, rising tariffs on Chinese imports and potential geopolitical disruptions present a longer-term risk to our supply chain and margins. To mitigate this, we are actively diversifying our manufacturing footprint. Leveraging international relationships established by one of our founders, we are pursuing new partnerships in other countries to reduce reliance on China. In parallel, we are also developing strategies to work with U.S.-based manufacturing partners on select product lines, creating new revenue opportunities that are not exposed to tariff-related pressures. While the transition to new partners takes time, we believe this strategy will enhance our long-term resilience and position us to operate more flexibly and competitively in a shifting global trade environment.

Founder Commitment, Compensation, and Retention Risk

Our company's growth to date has been made possible by the dedication of our founders and core team, who have contributed significant sweat equity while working at discounted rates or without salary. This lean approach has helped us preserve runway, maintain profitability, and build momentum with minimal overhead.As we scale, we anticipate normalizing compensation across the team — a necessary step toward becoming a mature, self-sustaining business. While this will increase payroll expenses and may affect margins in the short term, we believe it is critical for long-term operational health and talent retention. Like many early-stage companies, we face the risk that the loss of a founder or key team member could adversely affect the business. However, we have taken proactive steps to minimize this risk by aligning incentives through meaningful equity ownership and a long-term compensation structure. We believe this foundation strengthens team commitment, reduces the risk of founder turnover, and positions us to retain the leadership needed to grow and succeed over time.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
| --- | --- | --- | --- |

Membership
Units                                                              **No** ⌄

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 9/2022 | Section 4(a)(2) | | $92,000 | General operations |
| 2/2024 | Regulation Crowdfunding | SAFE | $177,520 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse* *or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Following a successful Wefunder raise that brought new investors into our company, Slabswork LLC has achieved significant operational progress and financial growth over the past year. At the time of our first raise, we had strong early traction but many elements of scale, infrastructure development, and future profitability were still ahead of us.
Since then, we have meaningfully executed on our strategic goals. In 2024, Slabswork LLC generated over $1.1 million in revenue, representing more than 4x growth compared to 2023. We have transitioned from a promising early-stage venture into a fully operational business with scalable infrastructure, streamlined supply chain operations, and a solid fulfillment network — all built and paid for.
As of December 31, 2024, the Company reported total assets of $318,908, supported by strong cash reserves and accounts receivable. We maintain low current liabilities of $22,201 and have no long-term debt, offering us operational flexibility and a strong financial foundation.
We currently operate near break-even, with a modest net loss of less than 1% of revenue for the year — reflecting disciplined cost management as we scale. Management anticipates reaching sustainable profitability in 2025, even factoring in incremental operating expenses associated with growth. While additional funding would accelerate initiatives like expanding international distribution, introducing new product lines, and strengthening our intellectual property portfolio, we believe we are positioned to reach profitability with or without raising new capital.
Looking ahead, we expect continued growth opportunities driven by expanded global distribution, a broader product lineup, supply chain efficiencies, and the protection of defensible patents. With core infrastructure investments behind us, we believe additional revenue growth will scale efficiently and drive improved margins.
In summary, Slabswork LLC has evolved into an operationally mature company with demonstrated traction, a strong financial position, and clear pathways for growth and long-term shareholder value creation.
Disclaimer:
All projections and statements regarding future performance are forward-looking in nature and are based on current expectations and assumptions. Actual results may differ materially from those expressed or implied in forward-looking statements due to risks and uncertainties. No assurances can be given that Slabswork LLC will achieve the results described above.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and*

*operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Albert Young, certify that:

(1) the financial statements of SLABSWORK LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of SLABSWORK LLC included in this Form reflects accurately the information reported on the tax return for SLABSWORK LLC filed for the most recently completed fiscal year.



Albert Young

Co-Founder

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor

by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*

*(a) a description of the material content of such information;*

*(b) a description of the format in which such disclosure is presented; and*

*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://slabmags.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Albert Young
Tim Juang

Appendix E: Supporting Documents

ttw_communications_134298_152603.pdf
Slabswork_LLC_1st_Amended_and_Restated_Operating_Agreement.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Albert Young

    Tim Juang

 Appendix E: Supporting Documents

    ttw_communications_134298_152603.pdf
    Slabswork_LLC_1st_Amended_and_Restated_Operating_Agreement.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

SLABSWORK LLC

By



**Albert Young**

Partner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Albert Young*

Partner

4/29/2025

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.